                                                                       Exhibit 5

                             DESCRIPTION OF BUSINESS

Development

     Mirenco, Inc., a development stage company, was organized and incorporated in the State of Iowa on February 21, 1997. We develop and market technologically advanced products for throttle control of internal combustion vehicles to reduce environmental emissions, reduce vehicle maintenance costs, and improve fuel efficiency.

     From July 30, 1999 to July 30, 2000, we raised $7,806,240 in the sale of 1,561,248 shares of common stock at $5.00 per share to Iowa-only residents in a self underwritten, intrastate direct public offering. We claimed the exemption from registration in this intrastate offering provided by Section 3(a)(11) of the Securities Act of 1933. We noted that the shares were part of an issue registered, offered and sold only to residents of Iowa; we are incorporated in Iowa; and we do business within Iowa. Nonetheless, certain of our "Iowa-Only Offering Shares" were resold by Iowa residents to non-Iowa residents before "coming to rest" under ss.3(a)(11) and/or Rule 147's nine-month standard. As a result, we voluntarily elected to rescind the Iowa-Only Offering, which resulted in the refund of $261,700 for 52,340 shares returned and cancelled, incurring total interest expense of $14,990. The rescission offer was available only to Iowa-Only Offering Stockholders. As of February 26, 2001, the termination date of the rescission offer, the Iowa-Only Offering net investment was $7,544,540, or 1,508,908 shares.

     During 2001, Mirenco, Inc. completed the construction of a 21,600 square foot warehouse and distribution center in Radcliffe, Iowa, which also serves as the corporate headquarters. The cost of the construction was $1,226,292 and the cost of new furnishings was $36,852.

Business

     Our primary products are derived from technology patented in the U.S., Mexico and Canada. These products are DriverMax(R), DriverMax(R) Software, HydroFire(R) Injection, HydroFire(R) Fluid, HydroFire(R) Lubricant and EconoCruise(R). Our newest product offering, EconoCruise(R), is a new and improved version of our product line utilizing other input sensors including Global Positioning System technology and ambient sensor features. We believe we are the first to provide a product incorporating Global Positioning System technology into a throttle-control application using "Satellite-to-Throttle" technology.

     (1)  Products and services

          DriverMax(R) is a device that improves engine exhaust emissions and fuel mileage while it reduces vehicle maintenance costs using precise programmable computer management of the vehicle's throttle position. This product is designed primarily for heavy start-stop vehicles such as buses, garbage trucks and construction vehicles.

          Recently we completed the development of a new DriverMax(R) product, which operates an electronically digitally controlled engine, thus opening up a completely new market relative to the extra heavy-duty diesel engine. The application for this technology is the reduction of black smoke (opacity) in off-road construction equipment as well as heavy-duty underground equipment used in mining, gravel, and sandpit operations.

          Another new product we have completed is a version of the DriverMax(R) which can operate on mechanical engines. Prior to introducing this new product, DriverMax(R) was operable only on electronic engines. Again, we are now opening up a new application of our technology for older diesel engines found primarily in South America and particularly in Mexico where the air pollution problem in Mexico City and the other major metropolis is significant. We firmly believe this product will find market acceptance in other major polluted cities of the world such as Athens, Cairo, Hong Kong, Bombay, and Moscow.

          The HydroFire(R) System is a sophisticated superset of the DriverMax(R) technology, providing all the benefits of the DriverMax(R) plus the additional benefit of cutting oxides of nitrogen
          (NOx) emissions under performance conditions where NOx is produced. Specifically, NOx is produced under heavy loads and high engine temperatures. When these conditions occur, HydroFire(R) Injection injects a patented fluid, HydroFire(R) Fluid, into the engine to combat the NOx production by approximately 50%. They HydroFire(R) Fluid is a patented water-alcohol-lubricant mixture for which we have patented the blending process. Specifically, water cuts the NOx production, alcohol serves as an antifreeze for the water, and HydroFire(R) Lubricant serves to thwart the potentially solvent and/or corrosive characteristics of the alcohol in the engine and/or storage containers. HydroFire(R) Systems are designed primarily for heavy transport vehicles such as buses and over-the-road trucks.

          EconoCruise(R), currently in development, is a highly sophisticated throttle control system which provides advanced levels of "intelligence" to common cruise control technology. EconoCruise(R) utilizes Global Positioning System signals to "know" the topography of the road ahead, thereby allowing the vehicle to best manage throttle and emissions. In connection with the development of this product, we have executed a "Funds-in Work for Others Agreement" with the United States Department of Energy's Kansas City plant, operated by Honeywell, Inc., whereby industry procures unique services from government laboratories to build the product. We anticipate that this product will be marketable to the population of existing vehicles as an "add-on" and that the rights to the patented technology and proprietary design work will be marketable to automakers.

               We provide our customers with post-sale services where they are desired. However, most of our customers employ in-house maintenance personnel, who are trained by our employees to install and maintain our products. We are still in the development stage, with low sales volume at this point. Approximately 88% of 2001 sales and 100% of 2000 sales were concentrated among just four customers. Our intention is to use testimonials and real-world performance data from these customers to generate awareness of our products and services. Our plan is to sell both the licensing rights to the patented technology as well as the products which are based on the patents.

               Our continued relationship with the Transit Authority of River City (TARC) in Louisville, Kentucky, has yielded a dramatic reduction in opacity for their fleet. We have reduced the number of pounds of soot by 70% and saved the city tens of thousands of dollars in fuel costs. We have developed an emissions testing program under a service agreement whereby we are paid for each individual bus we test three times per year. This contractual model is the forerunner of our continuing effort to assist our customers in further emissions reductions. By reporting the individual opacity of each vehicle we are able to identify which vehicles require maintenance and/or settings adjustments on DriverMax(R) units already installed on several vehicles.

               Our latest marketing program is aimed at cleaning up the diesel school bus fleet in the United States, which was recently highlighted by a Connecticut study showing that children with any type of breathing problem are at risk when they ride the country's school buses. Basically, we intend to have our first marketing model in the state of Iowa, where we hope to be testing approximately 6,000 school buses twice each year to identify the acuteness of Iowa's school bus particulate (black smoke) problem. Once the initial baseline testing has been completed, we will be using our DriverMax(R) technology plus our knowledge of engine combustion to advise maintenance personnel in each school district in maintaining their diesel engines more effectively.

               We believe that results similar to those achieved by our customers can be achieved by other fleet managers throughout the country. Our sales efforts in 2002 will continue to address the emissions control and fuel savings needs of transit authorities and school districts.

   (2) Distribution methods

               We currently use independent representatives and organizations for the delivery of our products as well as for direct sales and marketing services. We believe that various methods will be employed for varying markets, and we will use the most economical means available as our development continues. As mentioned above, we recently completed the construction of a distribution and warehousing facility which includes sufficient space to accommodate future growth in staff, and we have received approval for economic development assistance from the state and county for this facility.

               Our overall marketing strategy continues to focus on selling our patent rights for EconoCruise(R), our Satellite-to-Throttle technology, to a major auto producer and finding marketing partners for the DriverMax(R) aftermarket diesel engine sector. To date we have identified several large auto companies that have shown some interest in our EconoCruise(R) technology and we have signed distributor agreements with a number of regional distributors. These distributors will market our services and offer emissions testing services to the heavy-duty diesel engine market.

   (3) Competition

               The market for our products and services is characterized by rapid technological developments, frequent new product introductions, and evolving varying industry and regulatory standards. We believe there is no known automotive retrofit device that can compete with our current or contemplated spectrum of products. Mirenco Inc.'s technologies and solutions are aimed at reducing wasted fuel and excess emissions produced as a result of continuous, unrecognized over throttling of vehicles under varying conditions. Alternate (i.e. "competitive") solutions generally work either to filter emissions and/or to assist the engine in burning more of the excess fuel directed to the engine as a result of over throttling. With this distinction, we intend to make the industry aware that our products are not competitive to, but cooperative with other solutions. Other developmental products which could be considered as competitive include:

          portable fuel cells which combine oxygen from the air with hydrogen, obtained from methanol, natural gas, or petroleum to generate electricity without the use of combustion; biofuels developed from plants to make cleaner renewable fuels for cars and buildings; cleaner burning gasoline engine automobiles; hybrid electric/gasoline motors; and electric vehicles.

               (4) Production suppliers

               We currently outsource the production of DriverMax(R) according to our specifications to I.C.E. Corp., an FAA certified electronic manufacturing company located in Manhattan, Kansas. Generally all materials required to manufacture and assemble our product line are readily available shelf items. Orders are typically manufactured and delivered within, at most, a ten week time frame. Payment terms are standard for the industry. We are not required to order or accept delivery of any product based on a predetermined time schedule, and production unit costs decrease with increasing quantities.

               At the present time, we intend to continue outsourcing production to companies,which can meet our specifications for high quality and reliability. Management has contacted other companies capable of producing our products at the desired levels should the need arise.

               (5) Patents and trademarks

          Mirenco, Inc. owns the following patents purchased from American Technologies on April 30, 1999:

          1. United States Patent Number 4,958,598, issued September 25, 1990, entitled "Engine Emissions Control Apparatus Method."

          2. United States Patent Number 5315977, "Fuel Limiting Method and Apparatus for an Internal Combustion Vehicle" issued May 31, 1994.

          3. Canadian Patent Number 1,289,430, issued September 24, 1991, entitled "Engine Modification Apparatus Fuel."

          4. Mexican Patent Number 180658, "Fuel Limiting Method and Apparatus (Staged Fueling). Registration date January 17, 1996.

          5. Canadian Patent Number 2,065,912, issued June 1, 1999, entitled "Fuel Limiting Method and Apparatus for an Internal Combustion Vehicle." Application date April 13, 1992.

                  As part of the purchase agreement for the above patents, Mirenco, Inc. will pay American Technologies a 3% royalty of annual gross sales for a period of twenty years, which began November 1, 1999. In addition, we have filed for and obtained the following Registered Trademarks:

                  1.  HydroFire(R) Fluid         5.   EconoCruise(R)
                  2.  HydroFire(R) Injection     6.  "SmartFoot(TM)
                  3.  HydroFire(R) Lubricant     7.  "Satellite-to-Throttle"(TM)
                  4.  DriverMax(R)

     (6) Government regulation

                  Currently, all conventional vehicles, as well as most alternate fuel vehicles and certain retrofit technologies legally sold in the United States, must be "certified" by the Environmental Protection Agency (EPA) to qualify for the "Low Emission Vehicle" ("LEV") classification necessary to meet federal fleet vehicle conversion requirements. Our products have met, and management believes the products will continue to meet, these certification requirements. However, since this is an area in which the government is continually updating and legislating or mandating new requirements, we are uncertain whether our products will continue to be certified. Whenever possible, we intend to maintain our certification. In addition, to improve the marketability of our products in countries outside the United States, we will conform our products to foreign regulations if it is economically feasible to do so.

               We believe our products to be "retrofit devices" as defined under EPA regulations. We are, however, subject to the regulatory risk that the EPA may construe distribution of the products to be also governed by "fuel additive" regulations. These more stringent regulations sometimes require scientific testing for both acute and chronic toxicity, which is not required for approval of pollution control products deemed as "retrofit devices". Such additional compliance procedures could substantially delay the wide commercialization of HydroFire(R) products. We believe the EPA "fuel additive" regulations do not apply to our DriverMax(R) products, since our product does not involve the introduction of additives into the engine air intake system, as those terms are defined in EPA regulations and generally understood in the automotive engineering community.

               We are not aware of any proposed regulatory changes that could have a material adverse effect on our operations and/or sales efforts. Further, we have not been required to pay any fines for, and are not aware of any issues of, noncompliance with environmental laws.

    (7) Research and development

               The Company expenses research and development costs as incurred, classifying them as operating expenses. Such costs include certain prototype products, test parts, consulting fees, and costs incurred with third parties to determine feasibility of products. Costs incurred for research and development were $96,820 and $48,253 in 2001 and 2000, respectively.

    (8) Employees

               As of December 31, 2001 we had 15 full-time employees, with no part-time employees. As of the date of this filing, we now have 12 full-time and one part-time employee. There have been no management-labor disputes, and we are not a party to any collective bargaining agreement.

Properties

    Mirenco, Inc. owns a 21,600 square foot office, warehouse and distribution facility located in Radcliffe, Iowa. The building is located on 1.2 acres of land leased from Dwayne Fosseen, principal stockholder of Mirenco, Inc., for a perpetual term at zero monthly rent. Prior to the completion of this new facility in 2001, Mirenco, Inc. owned no property and leased all business facilities.